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                                                                      EXHIBIT G


                                                        [TRISTAR LOGO]
May 17, 1999

Mr. John R. King, Jr.                                   Quentin Bourjeaurd
1557 Faringdon Drive                                    President
Plano, TX 75075                                         Chief Executive Officer

Dear John:

This letter is to advise you that your employment with TriStar Aerospace, Inc., its parents, subsidiaries and affiliates (the "Company") is being terminated effective as of the close of business on May 17, 1999. Accordingly, the following arrangements have been made:

RELEASE PAYMENT PROGRAM: In consideration of and contingent upon your execution of the "Release and Waiver of Claims" which is attached to this letter and assuming you have not revoked the Release within the seven (7) day period after execution, you will receive 26 weeks of pay at your current rate of base pay. This payment ("Release Payment") equates to $60,000.00, which will be subject to statutory deductions, and will be paid as usual on the Company's normal paydays until November 19, 1999. In addition, you will be paid any earned 1999 personal time and banked personal time. A separate paycheck for your 1999 earned personal time will be mailed to the above address (unless otherwise notified) on November 19, 1999.

You should contact an attorney to discuss the attached Release and Waiver of Claims. However, in order to receive the Release Payments, this Release and Waiver of Claims must be signed, notarized and returned to us within 21 days of your receipt of this letter. If the Release and Waiver of Claims is not received in our offices within the 21 days, a member of the Human Resources Department will contact you.

BONUS: Under the Company's 1999 Bonus Plan, you will not receive a 1999 mid-year bonus payment. Additionally, there will be no award to you under any other Company incentive or bonus plan.

GROUP INSURANCE: As an accommodation to you and as further consideration for the Release and Waiver of Claims, your Company-provided group health, dental, and life insurance will remain in effect until midnight on November 19, 1999. However, your Long Term Disability and Short Term Disability coverage will be discontinued on May 17, 1999. You may obtain information on extending group health and dental coverage for up to 18 months as provided by the enactment of COBRA by contacting Janiece Biggs, Human Resources Manager, in Dallas at 214/366-5203.

4O1(K) PLAN: You can receive 401(k) rollover or withdrawal information by contacting Janiece Biggs, Human Resources Manager at 214/366-5203.








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Mr. John R. King, Jr.
May 17, 1999
Page 2

COMPANY PROPERTY: Employees who have been issued a Company Access card or Company office and desk keys are asked to please return them to Bud Mann. Employees who have been issued company credit cards and all other company property are asked to please return them as part of your clearance process on or prior to close of business on May 17, 1999. Outstanding expense reports should be completed and filed as soon as possible. Any outstanding advances or other money owed to the Company will be deducted from your final check unless other arrangements are made.

1996 & 1998 STOCK OPTION PLAN: On June 7, 1997, you were granted options under the Maple Leaf Aerospace, Inc. 1996 Stock: Option Plan (the "1996 Plan"). As of the date of this letter, 70,222 of those options are fully vested and outstanding. Pursuant to an option agreement you entered into with the Company at the time such options were granted, you may exercise such options for three
(3) months from the date of termination of your employment by the Company, but thereafter such options will terminate and become null and void. Thus, you may exercise the 70,222 options issued under the 1996 Plan up to and including August 17, 1999. On October 13, 1999, you were granted 50,000 options under the TriStar 1998 Stock Option Plan (the "1998 Plan"). Pursuant to an option agreement you entered into with the Company, you may exercise such options for three (3) months from the date of your termination, to the extent that such options are exercisable prior to your termination date. In this case, 20% of the 50,000 options are exercisable as of the date of this letter (your termination date), Thus, you may exercise 10,000 options granted to you under the 1998 Plan up to and including August 17, 1999. After August 17, 1999, all options granted to you under the 1996 and 1998 Plans, which have not been exercised, will terminate and become null and void.

EMPLOYMENT ASSISTANCE: As further consideration for your Release and Waiver of Claims, arrangements have been made by the Company to provide you, free of charge, employment assistance through Drake Beam Morin Inc. for a period of three (3) months from the date of this letter. A member of that firm will contact you in the near future.

If you have any questions, please feel free to contact Collin Quigley at any time for assistance. He will be your specific contact for information and support services. We appreciate your loyalty to TriStar Aerospace, Inc. and wish you the very best in your future endeavors.

Sincerely,


/s/ Quentin Bourjeaurd
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Quentin Bourjeaurd
President and Chief Executive Officer